SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. ___)*

Crown Media Holdings, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

228411104
(CUSIP Number)

Salvatore Muoio
S. Muoio & Co. LLC
c/o 509 Madison Avenue, Suite 406
New York, New York 10022
(212) 297-2555

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9)

___________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228411104

1.           NAMES OF REPORTING PERSONS
S. Muoio & Co. LLC

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)  ☐
(b)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (see instructions)
AF, WC

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 4,289,276
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 4,289,276

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,289,276

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.79%1

14           TYPE OF REPORTING PERSON (see instructions)
OO, IA

_______________

1 Based on 74,117,654 shares of Class A Common Stock outstanding as of June 2, 2009, as reported by Crown Media Holdings, Inc. in its Schedule 14A, filed with the Securities and Exchange Commission on June 12, 2009.

CUSIP No. 228411104

1.           NAMES OF REPORTING PERSONS
Salvatore Muoio

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)  ☐
(b)  ☐

3.           SEC USE ONLY

4            SOURCE OF FUNDS (see instructions)
 AF, WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 24,000
8. SHARED VOTING POWER 4,289,276
9. SOLE DISPOSITIVE POWER 24,000
10. SHARED DISPOSITIVE POWER 4,289,276

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,313,276

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.82%2

14          TYPE OF REPORTING PERSON (see instructions)
IN, HC

______________
2 Based on 74,117,654 shares of Class A Common Stock outstanding as of June 2, 2009, as reported by Crown Media Holdings, Inc. in its Schedule 14A, filed with the Securities and Exchange Commission on June 12, 2009.

CUSIP No. 228411104

Item 1.	Security and Issuer.

The name of the issuer is Crown Media Holdings, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's offices is 12700 Ventura Boulevard, Suite 200, Studio City, California 91604.  This Schedule 13D relates to the Issuer's Class A Common Stock, $0.01 par value (the "Class A Shares").

Item 2.	Identity and Background.

(a)-(c) and (f): This Schedule 13D is being filed jointly by (i) S. Muoio & Co. LLC, a Delaware limited liability company ("SMC") and (ii) Salvatore Muoio, a United States citizen (collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is 509 Madison Avenue, Suite 406, New York, New York 10022.

Salvatore Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.

(d) Neither of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is either subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

SMC, the investment manager and general partner of a number of private investment vehicles and managed accounts, may be deemed to beneficially own the 4,289,276 Class A Shares held by such entities.

Salvatore Muoio, through his position as the managing member of SMC, is deemed to be the beneficial owner of the 4,289,276 Class A Shares held by the private investment vehicles and managed accounts over which SMC exercises investment discretion as well as an additional 24,000 Class A Shares of which he is the sole owner.

The funds for the purchase of the Class A Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

No borrowed funds were used to purchase the Class A Shares, other than borrowed funds used for working capital purposes in the ordinary course of business, including, in certain cases, through borrowings from margin accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Class A Shares of the Issuer for investment purposes.  The Reporting Persons evaluate their investment in the Class A Shares on an ongoing basis.  However, other than as set forth below, they have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions or matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

CUSIP No. 228411104

Hallmark Cards Proposed Restructuring

Hallmark Cards, Inc. and its affiliates ("Hallmark Cards") currently own all of the Issuer's outstanding Class B Common Stock and a majority of the Issuer's outstanding Class A Shares, representing in the aggregate approximately 95.7% of the outstanding voting power on all matters submitted to the Issuer's stockholders.  In addition, the Issuer currently owes approximately $1.05 billion in indebtedness to Hallmark Cards.3

On May 28, 2009 Hallmark Cards proposed to the Issuer a recapitalization of the outstanding indebtedness owed by the Issuer to Hallmark Cards (the "Proposed Recapitalization").  The issuer subsequently disclosed in its publicly filed documents that it had formed a special committee of independent directors to consider the Proposed Recapitalization.  Under the terms of the Proposed Recapitalization, approximately half, or $550 million, of the Issuer's indebtedness to Hallmark Cards would be converted into convertible preferred stock which would be issued to Hallmark Cards.4

The Reporting Persons believe that the terms of the Proposed Restructuring are unfair to the Issuer's independent Class A stockholders because, among other things, the Proposed Recapitalization would have the effect of significantly diluting the holdings of such Class A stockholders without providing sufficient benefit to the Issuer and would negatively impact the economic interests and voting rights of the independent Class A stockholders.  Due to, among other things, Hallmark Cards' status as the Issuer's controlling stockholder, and the material commercial relationships between the Issuer and Hallmark Cards, the Reporting Persons do not believe that the special committee can act on behalf of, and in the best interests of, the independent Class A stockholders.

Filing of Complaint; Other Matters

In response to the Proposed Recapitalization, on July 13, 2009 the Reporting Persons filed a complaint (the "Complaint"), individually, on behalf of a class of all independent Class A stockholders of the Issuer and derivatively on behalf of the Issuer, against the Issuer, its board of directors and Hallmark Cards, in the Delaware Court of Chancery alleging, among other things, breaches by the defendants of applicable fiduciary duties to the Issuer and its stockholders in connection with the Proposed Recapitalization.  A copy of the Complaint is attached as Exhibit 99.2 and is incorporated by reference in its entirety into this Item 4.

The Reporting Persons reserve the right to take any and all other actions as they deem appropriate with respect to their investment in the Issuer, including, without limitation, (i) to hold their Class A Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Class A Shares), (ii) to acquire beneficial ownership of additional Class A Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Class A Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) – (j) of Item 4 of Schedule 13D, and (v) to contact, communicate with or undertake joint action with any other stockholders of the Issuer in connection with the Complaint or any other of the foregoing.

__________________
3 Based upon a Schedule 13D/A filed by Hallmark Cards with the Securities and Exchange Commission on May 28, 2009.
4 Based upon a Schedule 13D/A filed by Hallmark Cards with the Securities and Exchange Commission on May 28, 2009.

CUSIP No. 228411104

Item 5.	Interest in Securities of the Issuer.

S. Muoio & Co. LLC ("SMC")

(a-e) As of the date hereof, SMC may be deemed to be the beneficial owner of 4,289,276 Class A Shares or 5.79% of the Class A Shares of the Issuer, based upon the number of Class A Shares outstanding.5

SMC has the sole power to vote or direct the vote of 0 Class A Shares and the shared power to vote or direct the vote of 4,289,276 Class A Shares to which this filing relates.

SMC has the sole power to dispose or direct the disposition of 0 Class A Shares and the shared power to dispose or direct the disposition of 4,289,276 Class A Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Class A Shares during the past 60 days by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Appendix A hereto, which is incorporated herein by reference, and were all effected in broker transactions.

Salvatore Muoio

(a-e) As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 4,313,276 Class A Shares or 5.82% of the Class A Shares of the Issuer, based upon the number of Class A Shares outstanding.6

Salvatore Muoio has the sole power to vote or direct the vote of 24,000 Class A Shares and the shared power to vote or direct the vote of 4,289,276 Class A Shares to which this filing relates.

Salvatore Muoio has the sole power to dispose or direct the disposition of 24,000 Class A Shares and the shared power to dispose or direct the disposition of 4,289,276 Class A Shares to which this filing relates.

Salvatore Muoio has not effected any transactions in the Class A Shares during the 60-day period preceding the date this statement was filed.
__________________
5 Based on 74,117,654 shares of Class A Common Stock outstanding as of June 2, 2009, as reported by Crown Media Holdings, Inc. in its Schedule 14A, filed with the Securities and Exchange Commission on June 12, 2009.
6 Based on 74,117,654 shares of Class A Common Stock outstanding as of June 2, 2009, as reported by Crown Media Holdings, Inc. in its Schedule 14A, filed with the Securities and Exchange Commission on June 12, 2009.

CUSIP No. 228411104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement of the Reporting Persons.
Exhibit 99.2: Complaint filed with the Delaware Court of Chancery.

CUSIP No. 228411104
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 14, 2009
S. Muoio & Co. LLC By: /s/ Salvatore Muoio Name: Salvatore Muoio Title: Managing Member

Salvatore Muoio /s/ Salvatore Muoio Name: Salvatore Muoio

CUSIP No. 228411104
APPENDIX A

TRANSACTIONS IN THE SHARES EFFECTED BY THE
REPORTING PERSONS DURING THE PAST SIXTY DAYS
(UNLESS OTHERWISE STATED, ALL TRANSACTIONS WERE EFFECTED IN
THE OPEN MARKET)

S. MUOIO & CO. LLC

Date of Trade	Shares Purchased (Sold)	Price per Share
05/15/09	1,900	3.01
05/20/09	1,700	3.09
05/21/09	1,100	3.00
05/27/09	8,900	2.99
05/28/09	8,173	3.04
05/29/09	(5,396)	2.40
06/01/09	(5,470)	2.21
06/02/09	100	2.00
06/02/09	(21,999)	1.99
06/03/09	(2,659)	1.94
06/23/09	(48,362)	1.49

CUSIP No. 228411104

Exhibit 99.1
JOINT FILING AGREEMENT

The persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock of Crown Media Holdings, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this fourteenth day of July, 2009.

S. Muoio & Co. LLC By: /s/ Salvatore Muoio Name: Salvatore Muoio Title: Managing Member

Salvatore Muoio /s/ Salvatore Muoio Name: Salvatore Muoio

CUSIP No. 228411104

Exhibit 99.2

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

S. MUOIO & CO. LLC, on behalf of itself and the class and derivatively on behalf of CROWN MEDIA HOLDINGS, INC.,

Plaintiff,

v.

WILLIAM J. ABBOTT, DWIGHT C. ARN, WILLIAM CELLA, GLENN CURTIS, STEVE DOYAL, BRIAN E. GARDNER, HERBERT A. GRANATH, DAVID E. HALL, DONALD J. HALL, JR., IRVINE O. HOCKADAY, JR., A. DRUE JENNINGS, PETER A. LUND, BRAD R. MOORE, DEANNE R. STEDEM, HALLMARK ENTERTAINMENT INVESTMENTS CO., a Delaware corporation, HALLMARK ENTERTAINMENT HOLDINGS, INC., a Delaware corporation, H C CROWN CORP., a Delaware corporation, H.A., INC., a Delaware corporation, HALLMARK CARDS, INC., a Missouri corporation,

Defendants,

and

CROWN MEDIA HOLDINGS, INC., a Delaware corporation,

Nominal Defendant.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. ______________

VERIFIED COMPLAINT

Plaintiff S. Muoio & Co. LLC, by and through its undersigned attorneys, as and for its complaint, alleges as follows:

NATURE OF THE ACTION

1.           Plaintiff brings this lawsuit both as a class action on behalf of itself and all other similarly situated stockholders and derivatively on behalf of Crown Media Holdings, Inc.

CUSIP No. 228411104

("Crown" or the "Company"), to enjoin a recapitalization proposed by the controlling stockholders of Crown, who have also become, through a series of self-dealing transactions, the Company's largest debtholders.  Plaintiff is a minority stockholder of the Class A common stock of Crown, having paid approximately $23 million to acquire its shares of the Company beginning in 2006.  With approximately 5.8% of Crown's Class A common stock, plaintiff is the Company's second largest minority stockholder.

2.           Defendants consist of (a) Crown's controlling stockholders -- Hallmark Cards, Incorporated, Hallmark Entertainment Investments Co., H C Crown Corp., H.A., Inc., and Hallmark Entertainment Holdings, Inc. (collectively, "Hallmark" or the "Controlling Stockholders") -- who have breached the fiduciary duties they owe to the Company and its minority stockholders by seeking to cause the Company to engage in a self-dealing transaction that would transfer the bulk of the minority stockholders' equity value to the controlling stockholders, substantially dilute the minority's voting power and cause the minority stockholders to suffer substantial financial loss, and (b) Crown's board of directors (the "Board" or the "Directors"), including, but not limited to, the members of the Special Committee designated by the Board to review and consider the proposed recapitalization (the "Hallmark Transaction").

3.           The purpose and effect of the Hallmark Transaction is to cause the Company to issue an unfair amount of equity to the Controlling Stockholders, thereby unfairly reducing the minority stockholders' equity interest in the Company while unfairly increasing the Controlling Stockholders' equity stake by a corresponding amount, thereby expropriating value from the minority stockholders to the Controlling Stockholders.

4.           In addition, the Hallmark Transaction will unfairly dilute the voting interests of the minority stockholders, and increase the voting interests of the Controlling Stockholders by a corresponding amount, thereby expropriating the minority stockholders' voting power.

5.           Among other things, following the Hallmark Transaction, Hallmark will be able to eliminate the minority stockholders through a short-form merger.

6.           As described more particularly below, the Hallmark Transaction principally consists of (i) the conversion of $550 million in debt into preferred stock and (ii) the issuance of additional equity to Hallmark.  Because Hallmark and the defendant directors can implement the Hallmark Transaction unilaterally through a debt-swap and stock issuance, without prior notice or any opportunity for the minority stockholders to obtain injunctive relief, plaintiff seeks through this action (i) an injunction against the Hallmark Transaction, and (ii) a determination that the Hallmark Transaction is unfair and constitutes a breach of the Directors' fiduciary duties to the Company and its minority stockholders.

PARTIES

Plaintiff

7.           Plaintiff S. Muoio & Co. LLC is a securities advisory firm based in New York.  Plaintiff owns approximately 4,289,276 shares, or 5.79%, of Crown's Class A common stock, and has been, at all relevant times, a continuous holder of Crown shares.  Plaintiff is Crown's second largest minority stockholder.

CUSIP No. 228411104

The Hallmark Defendants

8.           Defendant Hallmark Cards, Incorporated ("Hallmark Cards"), a Missouri corporation headquartered in Kansas City, is the ultimate parent entity in the chain of Hallmark entities that controls Crown.  Hallmark Cards is engaged in the manufacture and distribution of personal expression products.  Hallmark Cards has business operations throughout the State of Delaware and is generally subject to jurisdiction there.

9.           Defendant H.A. Inc. ("HAI") is a Delaware corporation and wholly owned subsidiary of Hallmark Cards.  HAI is part of the chain of Hallmark entities that controls Crown.

10.           Defendant H C Crown Corp. ("HC Corp") is a Delaware corporation and wholly-owned subsidiary of defendant HAI.  HC Corp is part of the chain of Hallmark entities that controls Crown.  HC Corp appears to hold directly a small amount of equity in Crown.

11.           Defendant Hallmark Entertainment Holdings, Inc. ("Hallmark Holdings") is a Delaware corporation and wholly-owned subsidiary of defendant HC Corp.  Hallmark Holdings is part of the chain of Hallmark entities that controls Crown.  Hallmark Holdings is the Hallmark entity that actually owns the debt obligations of Crown that Hallmark holds.

12.           Defendant Hallmark Entertainment Investments Co. ("Hallmark Entertainment") is a Delaware corporation that is majority owned by Hallmark Holdings.  Hallmark Entertainment is part of the chain of Hallmark entities that controls Crown.  Hallmark Entertainment is the Hallmark entity that actually owns the vast majority of the shares of common stock of Crown that Hallmark holds.

13.           At all relevant times, the various Hallmark-affiliated entities named as defendants herein acted as the controlling stockholders of Crown to control and dominate the Company and exert their will and power over the Company and its Board, in order to benefit Hallmark to the detriment of both the Company and its minority stockholders.

14.           At all relevant times herein, Hallmark was the controlling stockholder of Crown's Class A common stock, beneficially owning approximately 84.2% of the outstanding shares of that class of stock.1  As such, Hallmark, owed (and owes) fiduciary duties to Plaintiff and the other minority stockholders of the Company.

1 This figure is based on a Schedule 13D/A jointly filed by Hallmark Cards, HC Crown, HAI, Hallmark Entertainment and Hallmark Holdings on or about May 28, 2009.  This figure assumes the conversion of 30,670,422 shares of Class B Common Stock held by Hallmark Entertainment, which are convertible at the holder’s option into an equivalent number of shares of Class A common stock.  This figure also includes 4,371,256 shares of Class A common stock beneficially owned severally by VISN Management Corp. and J.P. Morgan Partners (BHCA), L.P. (together with Hallmark and Liberty Crown, the “Voting Group”) that are deemed to be beneficially owned by Hallmark pursuant to Rule 13d-5(b)(1), based on a contractual agreement relating to Crown, as reported in Hallmark’s most recent 13D filing.

The allocation of the 84.2% among Hallmark and the other members of the Voting Group is as follows: HC Crown: 0.07%; Hallmark Entertainment: 79.99% (comprised of 66.71% held by Hallmark Holdings, 8.96% held by Liberty Crown, 3.68% held by  J.P. Morgan and 0.64% held by VISN), and 4.12% held by VISN outside of the Voting Group.

CUSIP No. 228411104

The Crown Defendants

A.           The Individual Defendants

15.           Defendant William J. Abbott is a Crown director.  He has been the President and Chief Executive Officer of Crown since June 2009.  Prior to that, Mr. Abbott was Executive Vice President, Advertising Sales, of Crown from January 2000 to January 2009.  He was nominated to the board of Crown by Defendant Hallmark Entertainment and has served as a director since June 2009.

16.           Defendant Dwight C. Arn is a Crown director.  He began his career at Hallmark in 1976 and has held various positions with Hallmark and its affiliates since.  He is currently the Associate General Counsel of Defendant Hallmark Cards, a position he has held since 1989.  He has also served as General Counsel of Hallmark International since 1992.  He was nominated to the board of Crown by Defendant Hallmark Entertainment and has served as a director since March 2008.

17.           Defendant Steve Doyal is a Crown director.  He is a Senior Vice President of Public Affairs and Communications and corporate officer of Defendant Hallmark Cards, positions he has held since 1995.  Prior to that, he served as Media Relations Director of Hallmark Cards from 1993 to 1994 and as its Corporate Media Relations Manager from 1998 to 1993.  He was nominated to the board of Crown by Defendant Hallmark Entertainment and has served as a director since December 2007.

18.           Defendant Brian E. Gardner is a Crown director.  He has been Executive Vice President and General Counsel of Defendant Hallmark Cards since January 2004.  He was nominated to the board of Crown by Defendant Hallmark Entertainment and has served as a director and the Secretary of Crown since January 2004.

19.           Defendant David E. Hall is a Crown director.  He has been the President-Personal Expression Group of Defendant Hallmark Cards since January 1, 2005.  Prior to that, he was Senior Vice President-Human Resources of Hallmark Cards from June 2002 to January 2005, and has served in a variety of positions for Hallmark Cards since 1981.  He is the grandson of J.C. Hall, founder of Hallmark Cards.  He was nominated to the board of Crown by Defendant Hallmark Entertainment and has served as a director since March 2003.

20.           Defendant Donald J. Hall, Jr., is a Crown director.  He has been the President and Chief Executive Officer of Defendant Hallmark Cards since January 2002 and a member of the board of directors of Hallmark Cards since 1996.  Mr. Hall has served in a variety of positions for Hallmark Cards since 1971, including Executive Vice President, Strategy and Development (September 1999 until December 2001), and Vice President, Product Development (September 1996 until August 1999).  He is the grandson of J.C. Hall, founder of Hallmark Cards, and the brother of defendant David Hall.  He was nominated to the board of Crown by Defendant Hallmark Entertainment and has been a director of Crown since May 2000.  In addition to Crown, Mr. Hall is also a member of the board of directors of Hallmark Holdings.

21.           Defendant Irvine O. Hockaday, Jr., is a Crown director.  He is a trustee of the Hall Family Foundation and was the President and Chief Executive Officer of Defendant Hallmark Cards from January 1986 to December 2001.  He was nominated to the board of Crown by Defendant Hallmark Entertainment and has been a director of Crown since May 2000.  Mr. Hockaday is David Hall's father-in-law.

CUSIP No. 228411104

22.           Defendant Brad R. Moore is a Crown director.  He has been the President of Hallmark Hall of Fame Productions since 1993 and was the president of Hallmark Publishing from 2007 to 2009.  Prior to that, Mr. Moore led the development, production and distribution of the Hallmark Hall of Fame series since 1983.  Mr. Moore directed Defendant Hallmark Cards' United States advertising efforts from 1982 to 1998.  He was nominated to the board of Crown by Defendant Hallmark Entertainment and has served as a director of the Company since March 2008.

23.           Defendant Deanne R. Stedem is a Crown director.  She has been the Associate General Counsel of Defendant Hallmark Cards since 1998, managing legal matters for the various entertainment divisions of Hallmark Cards.  She served as Senior Attorney for Hallmark Cards from 1989 to 1998.  She was nominated to the board of Crown by Defendant Hallmark Entertainment and has served as a director of Crown since March 2003.

24.           Defendant William Cella is a Crown director.  He is the Chairman and CEO of The Cella Group, a media sales representation company.  Before forming The Cella Group in 2008, Mr. Cella led MAGNA Global Worldwide, a Media Negotiation, Research and Programming Unit of the Interpublic Group of Companies.  Prior to that, Mr. Cella served as Executive Vice Present and Director of Broadcast for Universal McCann North America.  He was nominated to the board of Crown by Defendant Hallmark Entertainment and has served as a director since March 2008.

25.           Defendant Glenn Curtis is a Crown director.  He has been the Executive Vice President and Chief Financial Officer of Starz LLC since 2006.  Prior to that, he was Vice President of Liberty Media Corporation ("Liberty Media") (a holding company with interests in electronic retailing, media, communications and entertainment industries) from 2003 to 2006.  Prior to that, he was Executive Vice President and Chief Financial Officer of Starz Entertainment Group, a subsidiary of Liberty Media from 1995 to 2002.  He was nominated to the board of Crown by Liberty Crown, Inc. and has served as a director since January 2005.2

26.           Defendant Herbert A. Granath is a Crown director.  He has been a consultant for Telenet since 2000 and a consultant for Accenture since 2006.  Mr. Granath was the Chairman of Disney/ABC International Television from 1995 to 2000.  He was nominated to the board of Crown by the Crown Board and has served as a director of Crown since December 2004.  According to the Company's Schedule 14A filed on or about June 12, 2009, Mr. Granath is one of three members of the Special Committee formed to consider the Hallmark Transaction.

27.           Defendant A. Drue Jennings is a Crown director.  He has been Of Counsel at the law firm of Polsinelli Shughart (formerly known as Shughart, Thomson & Kilroy, P.C.) since October 2004.  Mr. Jennings was the interim Athletic Director at the University of Kansas ("KU") from April 2003 until July 2003.  Numerous members of the Hall family attended KU, and the Hall family is a significant donor to the university.  In 2001, for example, the Hall Family Foundation pledged $42 million to KU, the largest private gift for a college or university in Kansas history at the time.  Mr. Jennings was nominated to the board of Crown by Defendant Hallmark Entertainment and has served as a director of the Company since June 2006.  According to the Company's Schedule 14A filed on or about June 12, 2009, Mr. Jennings is one of three members of the Special Committee formed to consider the Hallmark Transaction.

 2 Liberty Crown, Inc., a subsidiary of Liberty Media, and Hallmark have a contractual relationship relating to the voting of Crown shares held by Liberty Crown, Inc., as reported in Hallmark’s most recent 13D filing.

CUSIP No. 228411104

28.           Defendant Peter A. Lund is a Crown director.  He is the former President and CEO of CBS Inc.  He was nominated to the board of Crown by the Crown Board and has served as a director since May 2000.  According to the Company's Schedule 14A filed on or about June 12, 2009, Mr. Lund is one of three members of the Special Committee formed to consider the Hallmark Transaction.

29.           The Directors are from time to time referred to collectively herein as the "Individual Defendants."

B.           Crown

30.           Nominal defendant Crown Media Holdings, Inc. is a Delaware corporation with its principal place of business in Studio City, California.  Founded in 1999, Crown owns and operates cable television channels in the U.S. dedicated to high-quality, broad appeal, entertainment programming.  Through its subsidiaries, the Company owns and operates pay television channels -- including the Hallmark Channel, the Hallmark Movie Channel, and the Hallmark Movie Channel HD -- in the United States and Puerto Rico.  As of December 31, 2008, Crown distributed the Hallmark Channel in the United States to approximately 86 million subscribers and the Hallmark Movie Channel to approximately 16 million subscribers through more than 5,300 cable systems and communities as well as direct-to-home satellite services across the country.

31.           As of July 10, 2009, the Company has a market capitalization of approximately $177.7 million, with approximately 74 million shares of its Class A common stock and approximately 30 million shares of Class B common stock outstanding.  The Class A common stock trades on the NASDAQ and, as of July 10, 2009, had a closing price of $1.60.

32.           Crown is named in its capacity as a nominal defendant in connection with the derivative claims asserted herein.

SUBSTANTIVE ALLEGATIONS

Hallmark's Historical Dominance of Crown

33.           Crown derives revenues primarily from subscriber fees paid by television distributors for the right to carry the Hallmark Channel and the sale of advertising time on Crown's channels.  In recent years, the demand for and appeal of the Hallmark Channel has been steadily on the rise, as evidenced by the steady and significant growth in the number of subscribers, the Hallmark Channel's television ratings and the number of companies who choose to advertise on the Hallmark Channel.

34.           The Hallmark Channel currently ranks among the top ten cable networks in terms of ratings and household delivery for both Total Day and Prime Time among all 73 ad-supported cable channels according to Nielsen.  Its high quality programming has enabled the Hallmark Channel to achieve record ratings in household delivery on a consistent basis since the channel was relaunched in August 2001 and to rank as one of the fastest growing ad-supported cable networks in terms of total day household delivery for the past two years.  The Hallmark Channel is now one of the nation's leading networks in providing quality family programming.

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35.           As a result of this growth, Crown's revenues for 2008 were $281.8 million, reflecting a 20% increase in revenues as compared to 2007.  After years of start-up costs associated with launching a new cable television network, totaling approximately $1 billion, for the first time in its history, Crown reported significant positive EBITDA in the amount of $66.2 million, for the 2008 calendar year.

36.           Crown is closely controlled by Hallmark.

37.           As of Hallmark's most recent Crown-related SEC filing (a Schedule 13D/A filed on or about May 28, 2009), Hallmark beneficially owns 88,256,758 shares of Crown's Class A common stock, constituting 84.2% of the outstanding shares of that class of stock and representing approximately 95.7% of the voting power of the Company (though not 90% of each class).3

38.           Of the approximately 74.1 million shares of Class A common stock outstanding, approximately 11.2 million shares – or approximately 15% – trade publicly.

39.           Hallmark's pervasive and longstanding control of the Company extends to Crown's board of directors and management.  Indeed, this control over the Board is formalized in certain of the Company's corporate documents.

40.           Under Crown's Second Amended and Restated Stockholders Agreement, dated August 30, 2001, Hallmark and Crown agreed that the Company's Board will consist of no fewer than fifteen (15) directors, twelve (12) of whom must be nominated by Hallmark.  Not surprisingly, many of Crown's prior and current Directors and officers are present or former Hallmark executives, including, among other defendants herein, defendant Abbott, Crown's current President and CEO.  In addition, three of the members of the current Crown Board are members of the Hall family (defendants Donald and David Hall and defendant Hockaday).

41.           Hallmark has a long history of self-dealing transactions with the Company including, among other things, forcing the Company to restructure various critical licensing and related agreements with Hallmark as debt issued on what were, on information and belief, highly-favorable, above-market terms to Hallmark, as well as entering into various intellectual property agreements, administrative services agreements, and a tax sharing agreement.

42.           The $1.05 billion in Company debt (the "Hallmark Debt") -- half of which the Controlling Stockholders are currently seeking to convert into yet more equity value and voting power for themselves via the Hallmark Transaction -- represents the accumulation of a series of unfair and improper loans that Hallmark used its controller status to foist on the Company.

43.           For example, Crown's September 28, 2001 asset purchase of the Hallmark Entertainment film library from Hallmark (the "Library Transaction") involved the assumption by Crown of $220 million in debt, the accretion of which over time has resulted in a current debt level of approximately $473 million, or nearly one-half of Crown's current debt obligation to Hallmark.

3 See footnote 1, supra.

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The Library Transaction

44.           The cash portion of the Library Transaction consisted of the assumption of $220 million of liabilities and certain other cash obligations related to the film assets that required cash funding subsequent to closing (the exact amounts of which cannot be precisely determined from public filings).

45.           In addition, Hallmark received 33,744,528 shares of Crown Class A common stock valued at $600 million ($17.78 per share) in the Library Transaction, representing 40% of Hallmark's current attributable equity interest in Crown.

46.           In total, Crown paid $820 million to Hallmark for the Library asset, which was subsequently sold in two pieces, the first of which was included with the sale of the Hallmark Channel International on April 26, 2005 and was valued, at most, at $145,218,000 (the carrying value included in "assets held for sale").  The second piece -- the domestic portion of the film assets -- was sold for $160 million ($152.2 million net proceeds) on December 16, 2006.

47.           Thus, the total proceeds received by Crown for the Library asset were, at most, $300 million.  In other words, when Crown purchased it from its controlling stockholder, the Library asset was overpriced by approximately $500 million.

48.           In describing the Library Transaction, Crown's 3rd Quarter 2001 Form 10Q, filed with the SEC, stated:

In connection with the completion of the purchase of the film assets … Crown Media Holdings entered into a credit agreement with a syndicate of banks led by The Chase Manhattan Bank … under which the banks have extended to Crown Media Holdings a five-year $285 million secured credit facility. At September 30, 2001, $209.6 million was included in the Chase Manhattan credit facility on the accompanying balance sheet [up from $2.8 million as of 6/30/01]. A portion of the borrowings under the credit facility have been used to pay $120.0 million of debt assumed as part of the consideration for acquiring the film assets and to repay $84.2 million outstanding under a $150.0 million line of credit provided by H C Crown.

49.           Then, on December 17, 2001, Crown sold $265 million offering of 6.75% Preferred Trust securities, including contingent appreciation certificates.  As described in Crown's Form 8K, dated December 18, 2001, filed with the SEC:

The additional financing will allow Crown Media to reduce the amount outstanding under its syndicated bank credit facility … which was drawn down to satisfy obligations assumed in the recently completed acquisition of film assets from Hallmark Entertainment Distribution, LLC (‘HEDC') and for other working capital purposes.   Additionally, the Company will use a portion of the proceeds of the private placement to repay certain debt outstanding under lines of credit provided by [defendant] HC Crown Corp … and amounts payable to HEDC pursuant to certain program license agreements held by subsidiaries of Crown Media.  Crown Media will also

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reduce to $75 million the line of credit provided to it by [defendant] HC Crown at the time the bank facility was entered into by Crown Media.

* * *

In connection with the Private Placement, [defendant] Hallmark Cards, [and] certain of its subsidiaries … agreed to loan Crown Media up to $75 million under a subordinated revolving credit line.  The line of credit has a final maturity date no later than December 21, 2007.  Crown Media will pay interest on any borrowings under the line of credit at a rate equal to LIBOR plus three percent, payable quarterly.   In addition, until the termination of the Subordination and Support Agreement…, [defendant] Hallmark Cards will agree to loan Crown Media an amount to pay, when due, the $100 million in obligations owed to third parties by HEDC which were assumed by Crown Media in connection with its acquisition of the film library. (Emphasis added.)

50.           Thus, the $265 million Trust Preferred issue was issued primarily to refinance the Library Transaction and obligations arising therefrom or relating thereto.

51.           The Trust Preferred securities were repurchased by Crown on August 5, 2003 for $329.1 million, including a $30.5 million call premium.

52.           Funds to repurchase the Trust Preferred were provided by the issuance of $400 million of senior unsecured notes to defendant HC Crown, which have paid PIK interest at a rate of 10.25% since issued.

53.           Tracing the $220 million of debt originally assumed by Crown in connection with the Library Transaction through the above-described financings produces $473.4 million of debt as of February 5, 2009.

54.           This is roughly equivalent to the amount of debt that Hallmark proposes to convert at $1.00 into Crown equity.   It is also approximately equal to the amount that Crown lost on the overpriced Library Transaction crammed down on it by Hallmark in 2001.

Other One-Sided Transactions

55.           In addition to the Library Transaction, examples of Hallmark's self-dealing relations with Crown include the following:

a.
On August 5, 2003, Crown repurchased all of the outstanding Trust Preferred securities of Crown Media Trust and related contingent appreciation certificates issued by the Company for approximately $329.1 million.  Funds for this repurchase were obtained not through a disinterested third party, but from the issuance of a senior note to Hallmark in the initial accreted value of $400 million, with an interest rate of 10.25% per annum.  The total outstanding amount, including accrued interest, has since ballooned to over $700 million as of the first quarter of 2009.

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b.
On October 1, 2005, Crown converted approximately $132.8 million of license fees payable to Hallmark into a promissory note bearing interest at LIBOR plus 3% per annum.  The interest rate on this loan has since been raised to LIBOR plus 5% per annum and the total amount outstanding, including accrued interest, has risen to approximately $170 million.

c.
On March 21, 2006, Hallmark loaned Crown approximately $70.4 million at an interest rate of LIBOR plus 3% per annum.  As with the 2005 loan, this interest rate was raised to LIBOR plus 5% per annum in March 2008.  The total outstanding amount, including accrued interest, in respect of this loan is now approximately $62 million.

d.
In March 2008, the interest rate on the $75 million promissory note issued by Crown to Hallmark in December 2001 in connection with the Library Transaction was, as with the 2005 and 2006 loans, increased from LIBOR plus 3% per annum to LIBOR plus 5% per annum.  In connection with the issuance of the note, Hallmark extracted a so-called "commitment fee" of 1.5% of the original principal amount less certain adjustments.  The total outstanding amount, including accrued interest, has grown to approximately $109 million.

56.           Having already used its controller status to take advantage of Crown via the above-market economic terms of these arrangements, which, upon information and belief, could never have been extracted by an arms-length lender, Hallmark, at the expense of the Company and its minority stockholders and in contravention of its fiduciary duties, is now attempting to capitalize on Crown's inability to meet the extraordinary debt obligations that Hallmark itself has forced Crown to shoulder.  The crux of Hallmark's plan is to cause Crown to engage in a facially unfair, self-interested, highly dilutive recapitalization that Hallmark is presenting as Crown's only alternative to bankruptcy.

The Highly Dilutive, Self-Dealing Hallmark Transaction

Terms of the Proposal as Announced

57.           On May 28, 2009, Crown publicly announced that Hallmark had proposed a recapitalization of the Company's capital structure.

58.           Pursuant to a standstill agreement Hallmark had previously entered into with Crown, set to expire on May 1, 2010, Crown was permitted to make cash interest payments on only a portion of the Hallmark Debt and was ostensibly permitted to seek financing alternatives.  During the life of the standstill agreement, Hallmark agreed not to accelerate the maturity of the Hallmark Debt, initiate proceedings for the collection of the Hallmark Debt, foreclose on the collateral security for the Hallmark Debt, or commence or participate in certain bankruptcy proceedings with respect to Crown.

59.           Hallmark has now stated publicly that it not willing to extend the standstill agreement beyond its May 1, 2010 expiration date.

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60.           Hallmark has also stated publicly that "in light of [Crown's] financial condition, results of operations and cash flows, and the state of the credit markets," Crown will be "unable to refinance the [Hallmark] Debt, notwithstanding the refinancing covenant in the standstill agreement."

61.           That statement is misleading.

62.           First, while there is no apparent objective economic imperative driving the Controlling Stockholders' decision to launch the Hallmark Transaction now, the timing is by no means coincidental.  The proposal has been timed to coincide with a moment of unprecedented tightness in the credit markets, making it more difficult for Crown to obtain alternative financing than it would have been had the proposal been announced at virtually any other time over the past several years or, alternatively, delayed until the credit markets had once again loosened up.

63.           In reality, on information and belief, the Individual Defendants instructed Crown management not to pursue any financing alternatives that would relieve Crown of the Hallmark Debt or allow it to refinance or restructure the debt on terms more favorable to Crown, effectively rendering Crown's rights under the standstill agreement illusory and allowing Hallmark to recapitalize Crown on whatever terms Hallmark chose, regardless of whether or not they were facially unfair and dilutive to Crown's minority stockholders, since Hallmark would be the proverbial "only game in town" and, ostensibly, the only alternative would be bankruptcy – a dilemma entirely of Hallmark's own creation and completely within its control.

64.           Indeed, the Hallmark Transaction states that, due to Hallmark's own unwillingness to extend the standstill agreement, "the Company faces default on over $1 billion of [Hallmark] Debt on May 1, 2010," that such a default is "not in the interest of the Crown stockholders, as it could eliminate any value associated with their equity," and that Hallmark is proposing a recapitalization "in order to avoid such default."

65.           This, too, is misleading at best.

66.           In reality, on information and belief, Hallmark has no intention of declaring a default on the Hallmark Debt and forcing Crown into bankruptcy.

67.           Rather, Hallmark is using the threat of bankruptcy to coerce Crown into agreeing to the recapitalization on terms that are patently unfair, to force Crown to overpay in the transaction, and enable Hallmark to extract economic and voting power from Crown's minority stockholders.

68.           The timing of Hallmark's proposal is particularly egregious in light of the fact that after years of start-up losses (customary in the development of any new cable television channel) which were borne by Crown's public stockholders, the Company is finally and fundamentally at the point where it will begin to show sharply accelerating profitability.  As noted above, the Company went EBITDA-positive for the first time in 2008.

69.           Pursuant to the Hallmark Transaction, $500 million of the Hallmark Debt will be restructured into new debt instruments ("New Debt"), while the remaining $550 million will be converted into convertible preferred stock ("Converted Debt").

70.           The New Debt will consist of two tranches.  Tranche 1 of $300 million will be cash-pay and would bear interest at the rate of 12% per annum.  Crown will have the ability to pay-in-kind up to three quarterly payments. Tranche 2 of $200 million will be pay-in-kind at the rate of 15% per annum.  The New Debt will be secured by the Company's assets and is set to mature on September 30, 2011.

71.           The Converted Debt will become preferred stock with the following terms: (1) a liquidation preference equal to the amount of converted Hallmark Debt; (2) participation in any dividends on the Class A common stock on an "as if converted" basis; (3) the ability to convert into Class A common stock at a rate equal to the liquidation preference divided initially by $1.00 per share; and (4) the ability to vote together with the Class A common stock on an "as if converted" basis.

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72.           The conversion right of the preferred stock is particularly harmful to the minority stockholders.  Hallmark's public stockholders, who currently own approximately 16% of Crown, would be left with approximately 2.5% of the equity.

73.           Although the Hallmark Transaction currently contemplates an amendment to the Company's certificate of incorporation to authorize additional shares of preferred stock and common stock and a merger of Defendants Hallmark Holdings and Hallmark Entertainment into the Company, the transaction can readily be accomplished without these features through a simple cancellation and issuance of additional debt, coupled with an issuance of preferred stock.  The Hallmark Transaction thus can be accomplished without a stockholder vote and without notice of any kind to Crown's minority stockholders.

The Terms of the Hallmark Transaction Are Facially Unfair

74.           The terms of the Hallmark Transaction are facially unfair to the Company's minority stockholders.

75.           The Hallmark Transaction will be highly dilutive and enable Hallmark to extract economic value and voting power from the minority stockholders.

76.            If consummated, the Hallmark Transaction will result in the issuance of an additional 550 million shares of Crown preferred stock that will be convertible into 550 million shares of common stock.  Combined with the approximately 74 million shares of Class A common stock and approximately 30 million shares of Class B common stock currently outstanding, this will result in a total of approximately 654 million outstanding Class A shares.

77.           As a result of this issuance, assuming conversion of the Class B common stock, the minority stockholders' percentage of the total shares of Class A common stock outstanding will drop from approximately 16% to approximately 2.5% -- an 84% reduction in the minority's ownership.  In addition, the minority stockholders' percentage of the total outstanding voting power of the Company will drop from approximately 4.3% to approximately 1.8%.

78.           At the same time, the conversion will mean that Hallmark would now own over 90% of each class of Crown stock, such that it will be able to consummate a short-form merger.

79.           Significantly, even leaving aside the inherently dilutive nature of the Hallmark Transaction, the conversion price for the preferred stock at $1.00 per share will result in the issuance to Hallmark of vastly more stock in exchange for the approximately $550 million in debt to be retired than would a fair price for the newly-issued shares.   In other words, Hallmark, as controlling stockholder, will have forced the Company to issue excessive shares of its stock to Hallmark in exchange for an asset of Hallmark -- i.e., the retired debt   -- of decidedly lesser value.   Crown will have been forced to overpay in the transaction, and Hallmark will have used its control to expropriate value from the minority stockholders.

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80.           The Company's stock price on May 28, 2009, the last trading day prior to the public announcement of the Hallmark Transaction, closed at $3.03 per share -- a figure which itself did not fully reflect the intrinsic value of the Company given that, as alleged more particularly below, Crown is poised for significant growth.

81.           Indeed, in recent years, Crown has seen an uptick in the subscribership of the Hallmark Channel, its primary revenue-generating asset.  For example, according to Crown's press release announcing the operating results for the final quarter and year-end results for 2008, Crown delivered an "extremely successful year for 2008 -- in terms of operating as well as financial results."  Among other things, Crown announced that:

•
The Hallmark Channel delivered a record number of viewers for the quarter and the year, delivering its highest month, quarter and year ever among Prime Time households, key women and total viewer delivery according to Nielsen;

•
According to Nielsen, this marked the third consecutive year that the Hallmark Channel was the number one destination for holiday weekends, ahead of its competitors Lifetime and ABC Family. The Hallmark Channel also expanded its schedule to include six holiday original premieres, airing more original movie premieres in 2008 than any other cable network; and

•
The Hallmark Movie Channel continues to expand as an emerging network, having reached over 14 million homes by the end of 2008.  Through launches on new systems across all of the channel's major distributors throughout the country, as well as growth on existing systems, the Company expects the Hallmark Movie Channel to expand to over 25 million subscribers by the end of 2009.

82.           As a result of such success, Crown reported an approximately 20% (or $281.8 million) increase in revenue in 2008 over 2007 (approximately $234.4 million).

83.           In particular, Crown announced that subscriber fee revenue for 2008 increased 106% to $57.2 million, from $27.8 million in the prior year, due to an increase in paying subscribers, improved subscriber fee rates as a result of distribution agreements renewed in 2007 and 2008 and a reduction in the amount of subscriber acquisition fees netted against gross subscriber revenue.

84.           Crown's operating results for the first quarter of 2009 were similarly positive.  Crown announced that subscriber fee revenue had increased 10% in Q1 of 2009 to $15.3 million, from $13.9 million in Q1 of 2008, and that the Company had achieved record ratings and substantial growth:

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•
Record Ratings. For the first quarter of 2009, the Hallmark Channel delivered its highest first quarter ever among Prime Time Women, 18-49 and 25-54, and Adults, 25-54, according to Nielsen. Compared to all ad-supported cable networks, the Hallmark Channel ranked seventh in Prime Time, marking the 38th consecutive month as a top-ten cable channel for the time period.

•
Substantial growth in subscribers for the Hallmark Movie Channel. With over 16 million subscribers, the Hallmark Movie Channel has doubled its subscribers in the past twelve months and has the potential to become a meaningful contributor to the Company's revenues and profitability.

•	Increase in Adjusted EBITDA. Adjusted EBITDA increased 28% to $18.6 million, from $14.5 million in the first quarter of 2008, due in part to management's efforts to control costs.

85.           Crown generated $66 million of EBITDA in 2008.  This was the first time in the Company's history that it generated positive EBITDA.  Based on, among other things, the Company's most recent publicly-reported financial results, its recent record ratings and the substantial growth in subscribers for the Hallmark Channel, the Crown shares have an intrinsic value of at least $18 per share.

86.           In light of the foregoing, the $1.00 per share debt conversion price will result in the issuance of excessive shares to Hallmark, thereby substantially and unfairly increasing its voting power and the economic value of its interest, while concomitantly and unfairly decreasing the voting power and devaluing the economic interest of the minority stockholders.

The Market Reacts to Hallmark's Proposal

87.           Not surprisingly, market watchers have observed that the Hallmark Transaction is unfair to the minority stockholders, and warned investors of the risks of buying stock in a company controlled by its primary lender.

88.           Thus, an article in the Wall Street Journal on June 5, 2009 entitled "Beware Majority Holders Bearing Loans" stated:

[A]s Crown shows, the interests of a majority shareholder that doubles as a lender don't necessarily coincide with those of minority shareholders.

89.           Likewise, as reported in an article in the Wall Street Journal on June 6, 2009, entitled "Investors Missing the Jewel in Crown":

Investing in a company controlled by its primary lender can be hazardous. Just ask shareholders in Crown Media. Owner of the Hallmark TV channel, Crown is 67%-owned by Hallmark Cards, which also happens to be its primary lender to the tune of a billion dollars. With the debt due next year, Hallmark on May 28 proposed swapping about half of its debt for equity, which would massively dilute the public shareholders. Crown's stock, long supported by hope that the channel would get scooped up by a big media company, is down 36% since then.

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Helping feed outrage among some shareholders was the fact that the swap proposal comes as the Hallmark Channel was making inroads with advertisers. Profits were on the horizon.

90.           The day following Crown's public announcement of the Hallmark Transaction, the Company's stock price plummeted $0.66 -- or 22% -- from $3.03 to $2.37 per share.

91.           As of July 10, 2009, the last trading day prior to the filing of this Complaint, the continuing overhang of the Hallmark Transaction has driven Crown's stock price down even further to $1.60 per share, or nearly 50% below its closing price on the last trading day before the Hallmark Transaction was announced.

Plaintiff and the Class Are Entitled to Injunctive Relief

92.           Hallmark has breached (and is continuing to breach) its fiduciary duties owed to Crown's minority stockholders in its capacity as controlling stockholder by seeking to extract from Crown a recapitalization that will provide it newly-issued convertible preferred stock in the Company at a per share price far below fair value, at the direct expense of Crown's minority stockholders.

93.           The Hallmark Transaction is, on its face, patently unfair to the Crown minority.

94.           Because the core transaction consists of the cancellation of old debt for a package of new debt and equity, Crown and Hallmark can implement the transaction unilaterally, without prior notice to Crown's public stockholders.  Hallmark has not conditioned the Hallmark Transaction on any "majority of the minority" requirement that would entitle minority stockholders to vote on the Hallmark Transaction.

95.           Based on the Company's Schedule 14A filed with the SEC on or about June 12, 2009, it appears that Crown and the Special Committee intend to act on the Hallmark Transaction before the Company announces its second quarter results on or about August 6, 2009.

96.           In addition, Crown has indicated that it will not disclose the final terms of the Hallmark Transaction prior to the time definitive documents consummating the transaction are executed.

97.           In other words, recommendation, approval and the final terms of this highly-dilutive and patently unfair controlling stockholder transaction may not be revealed to Crown's minority stockholders until after the deal has become a fait accompli.

98.           Accordingly, absent the injunctive and other equitable relief requested herein, Defendants will be able to close in secret the dilutive Hallmark Transaction on terms favorable to Hallmark and detrimental to Crown and its minority stockholders.  As a result, plaintiff, the Class, and Crown are threatened with irreparable harm.

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CLASS ACTION ALLEGATIONS

99.           Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of itself and all persons who own the Class A common stock of the Company, exclusive of Defendants and any senior officers, directors and control persons thereof, members of the immediate family of each of the Individual Defendants, any subsidiary or affiliate of a Defendant or any entity in which any excluded person has a controlling interest, as well as the legal representatives, heirs, successors and assigns of any excluded person (the "Class").

100.           This action is properly maintainable as a class action.

101.           While the exact number of class members is unknown and can only be ascertained through appropriate discovery, plaintiff believes that the class members number in at least the hundreds.  Thus, joinder of all class members is impracticable.

102.           Questions of law and fact are common to the Class, including, among others:

a.	Whether Hallmark has breached its fiduciary duties owed to the Class as Crown's controlling stockholder;

b.
Whether the Hallmark Transaction is unfair to the Company's minority stockholders on its face and could never be consummated in its current form consistent with Hallmark's fiduciary duties to the Class;

c.	Whether approval of the Hallmark Transaction in its current form would constitute corporate waste;

d.
Whether the Special Committee's recommendation and/or the Crown Board's approval of the highly-dilutive Hallmark Transaction in its current form would constitute a breach of the Directors' fiduciary duties to the Class; and

e.	Whether the Hallmark Transaction should be enjoined.

103.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

104.           Plaintiff's claims are typical of the claims of other class members.

105.           Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

106.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

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107.           Defendants have acted and/or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

DERIVATIVE ALLEGATIONS

108.           Plaintiff brings this action derivatively pursuant to Court of Chancery Rule 23.1 on behalf of the Company.

109.           As set forth above, Crown's Board consists of 15 Directors.  Fully 12 of those were appointed to the Board by Hallmark (specifically, by Defendant Hallmark Entertainment) and have either close familial and/or present or former business and/or employment relationships with Hallmark.

110.           In addition, a thirteenth director, Defendant Curtis, was appointed to the Crown Board by Liberty Crown, Inc., a business partner and fellow member of the voting trust pursuant to which the Controlling Stockholders vote their Crown shares.

111.           Accordingly, a clear majority of the Board is interested and lacks independence.

112.           Demand is therefore futile.

COUNT I

Breach of Fiduciary Duty (Against Hallmark)

113.           Plaintiff, individually and on behalf of the Class, repeats and incorporates here each of the allegations set forth in paragraphs 1 through 112 of this Complaint.

114.           Hallmark beneficially owns in excess of 84% of Crown's Class A common stock, representing approximately 95.7% of the voting power of the Company.4

115.           In addition, with its 12 nominees representing the overwhelming majority of the 15-person Crown Board, Hallmark dominates and controls the Company's board of directors.

116.           By virtue of their majority interest in the Company's voting stock and actual control over the Company's affairs and conduct, the Controlling Stockholders named herein owe fiduciary duties to Crown and its minority stockholders.

117.           As a controlling stockholder standing on both sides of the proposed transaction, Hallmark had a duty to ensure the entire fairness of the transaction to plaintiff and other minority stockholders.

118.           By seeking to extract the unfair Hallmark Transaction from Crown, Hallmark has breached its fiduciary duties.

4 See footnote 1, supra.

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119.           Plaintiff lacks an adequate remedy at law.

COUNT II

Breach of Fiduciary Duty (Against All Defendants)

120.           Plaintiff, individually and on behalf of the Class, and derivatively on behalf of Crown, repeats and incorporates here each of the allegations set forth in paragraphs 1 through 119 of this Complaint.

121.           By making the highly-dilutive, self-dealing Hallmark Transaction, Hallmark has breached its fiduciary duties as controlling stockholder to plaintiff, the Class, and Crown.

122.           By considering and failing to reject the Hallmark Transaction, the Special Committee and the Board have breached their fiduciary duties to plaintiff, the Class, and Crown.

123.           Plaintiff lacks an adequate remedy at law.

WHEREFORE, plaintiff respectfully requests that this Court:

(a)           order that this action may be maintained as a class action and certify plaintiff as the Class representative;

(b)           determine that Hallmark breached its fiduciary duties to plaintiff and the Class;

(c)           determine that the Hallmark Transaction is unfair to Crown and its minority stockholders;

(d)           enjoin Hallmark and the Individual Defendants from consummating the Hallmark Transaction;

(e)           award plaintiff the fees, costs and expenses incurred in this action, including an award of attorneys' and/or experts' fees and costs; and

(f)           grant plaintiff other such relief as this Court may deem just and proper.

Of Counsel: Harvey Kurzweil James P. Smith III Corinne D. Levy Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000	/s/ J. Travis Laster J. Travis Laster (#3514) Matthew F. Davis (#4696) Abrams & Laster LLP 20 Montchanin Road, Suite 200 Wilmington, Delaware 19807 (302) 778-1000 Attorneys for Plaintiff

 Dated:  July 13, 2009

SK 01834 0003 1013362